February 17, 2012

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Kubota Corporation
Form 20-F for the fiscal year ended March 31, 2011
Filed June 30, 2011
File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated January 24, 2012, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2011. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the Staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

General

1.	We have read your response to prior comment one of our letter dated November 29, 2011. In future filings please ensure that your disclosures clarify and consistently use the terminology you refer to in your response.

Response:

The Company will differentiate and clarify the following terminology that we referred to in our last response and will consistently use them in future filings:

•	Applicants.

•	Claims/Claimants.

•	Pending requests.

Note 1. Summary of Significant Accounting Policies, page F-8

Expense from the Payments for Health Hazard of Asbestos, page F-10

2.	We have read your response to prior comment two. You indicate that the ¥840 million represents the maximum amount payable related to the “pending requests” under review and that “there is no amount within the range of loss that appears at the time to be a better estimate than any other amount within the range. Therefore, there is no accrual, as zero is the minimum amount in the range.” However, given the claims data provided in response to prior comment four which indicated that no former employee claimants or resident claimants have been denied payment in the last three fiscal years, it does not appear that zero would represent the minimum amount of your range of loss.

Furthermore, given your representation that “it is possible to estimate the potential amount for payments by using the historical designation rate as an eligible claimant for consolation or relief payment by the Company on the claimants under review” we believe you should use this historical destination rate in future filings and, given your claims data for the past three fiscal years, such historical designation rate may currently be 100%. Refer to ASC Topic 450-20-30-1. We acknowledge your representation that the use of the historical designation rate would not be material to your historical financial statements.

Response:

We understand the staff’s position, and beginning with the fiscal year ending March 31, 2012, we will make an accrual based upon the historical designation rates.

(Accounting for Asbestos-Related Expenses), page F-36

3.	We have read your responses to prior comments five and six. In future filings please provide the following textual information in conjunction with your presentation of the roll forward information about the status of claimants with the Company:

•

Clarify that the claimant data provided in your roll forward does not include all applicants who are currently under review or who were designated as patients under the Insurance and the Law because “the correlation between the number of applicants ( or those designated) and the number of claimants who have filed/will file with the Company is low and it is difficult to reasonably estimate probable loss or range of loss from the information” and that “there is not any definite correlation between the number of applicants ( or those who have designated) and the number of claimants who have filed/will file with the Company.” Further clarify that as a result of this fact, your estimate of losses does not include the applicants currently under review or potential future applicants.

Response:

In future filings, we will state that roll forward information about the status of claimants with the Company does not include either all applicants who are currently under review or who were designated as patients under the Insurance and the Law.

Additionally, we will clearly state that our estimate of losses does not include the applicants currently under review or potential future applicants in future filings.

•

Your proposed disclosure in response to comment five indicates that the residents who have filed claims for payments with Company include both those who have been already designated as patients under the Law and those who are under review. Please ensure your future disclosures separately quantify those residents who are already designated as patients under the Law and those who are still under review.

Response:

In future filings, we will separately quantify resident claimants who are already designated as patients under the Law and those who are still under review by the Law.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Faithfully yours,

/s/ Satoru Sakamoto
Satoru Sakamoto
Director and Senior Managing Executive Officer
Kubota Corporation

cc:	Ms. Mindy Hooker

Ms. Jeanne Baker

(Division of Corporation Finance, Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Kenji Taneda

Ms. Junko Urabe

(Sullivan & Cromwell LLP)

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